SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement of Results of Tender Offer for Shares of DAIKYO INCORPORATED (Securities Code: 8840)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 11, 2018	By	/s/ Hitomaro Yano
Hitomaro Yano
Director,
Executive Officer
ORIX Corporation

Announcement of Results of Tender Offer for Shares of DAIKYO INCORPORATED

(Securities Code: 8840)

TOKYO, Japan - December 11, 2018 - ORIX Corporation (the “Offeror”) decided on October 26, 2018 to acquire shares of common stock in DAIKYO INCORPORATED (First Section of the Tokyo Stock Exchange, Inc. (the “TSE”), Securities Code: 8840; the “Target Company”) (such shares, the “Target Company Common Shares”) through a tender offer (the “Tender Offer”) and conducted the Tender Offer starting from October 29, 2018. The Offeror hereby announces that the Tender Offer was completed on December 10, 2018, with details as described below.

1.    Outline of the Tender Offer

(1)    Name and address of the Offeror

ORIX Corporation

World Trade Center Bldg., 2-4-1 Hamamatsucho, Minato-ku, Tokyo

(2)    Name of the Target Company

DAIKYO INCORPORATED

(3)    Class of Share Certificates, etc. subject to the Tender Offer, etc.

Common shares

Note 1:

While the Target Company has issued Class 1 Preferred Shares (1,000,000 shares) (the “Preferred Shares”) in addition to the Target Company Common Shares, the Preferred Shares are not subject to the Tender Offer, etc. since all of the issued Preferred Shares are held by the Offeror (Note 2). The Preferred Shares have no rights to vote at the General Meeting of Shareholders but have rights to demand delivery of Target Company Common Shares in exchange for acquisition of Preferred Shares (the “Rights to Demand Acquisition”).

Note 2:	The Offeror intends to transfer 50,000 shares of the Preferred Shares held by it to ORIX Asia Limited, a group subsidiary of the Offeror.

(4)    Number of Share Certificates, etc. to be Purchased

Number of share certificates, etc. to be purchased	Minimum number of share certificates, etc. to be purchased	Maximum number of share certificates, etc. to be purchased
25,919,190 shares	N/A	N/A

Note 1:

In the Tender Offer, all share certificates, etc. offered for sale, etc. in response to the Tender Offer (“Tendered Share Certificates, etc.”) will be purchased since no maximum or minimum number of share certificates, etc. to be purchased has been set for the Tender Offer. As shown in the above table, the number of share certificates, etc. to be purchased (25,919,190 shares) is: (i) the total number of issued Target Company Common Shares as of September 30, 2018 (84,354,273 shares) stated in the “Consolidated Financial Results for the Second Quarter Ended September 30, 2018 (J-GAAP)” released on October 26, 2018 by the Target Company (the “Target Company’s Financial Statement”); less (ii) the number of own shares held by the Target Company as of October 22, 2018 (4,686,077 shares) and the number of Target Company Common Shares held by the Offeror as of October 26, 2018 (53,749,006 shares).

Note 2:

Shares less than one unit are also subject to the Tender Offer. If a right to demand purchase of shares less than one unit is exercised by a shareholder in accordance with the Companies Act (Act No. 86 of 2005, as amended thereafter), the Target Company may purchase its own shares during the period of Tender Offer (the “Tender Offer Period”) in accordance with statutory procedures.

Note 3:	The Offeror does not intend to acquire through the Tender Offer the treasury shares held by the Target Company.

(5)    Period of the Tender Offer

(A)    Period of Initial Tender Offer after Submission of Statement

From Monday, October 29 , 2018 to Monday, December 10, 2018 (30 business days).

(B)    Possibility of Extension at the Target Company’s Request

Not applicable.

(6)    Tender Offer Price

2,970	yen per share of common shares

2.    Results of the Tender Offer

(1)    Outcome of the Tender Offer

In the Tender Offer, all Tendered Share Certificates, etc. will be purchased since no maximum or minimum number of share certificates, etc. to be purchased has been set for the Tender Offer.

(2)    Date of Public Notice of Results of the Tender Offer and Name of Newspaper in Which Public Notice Was Published

The results of the Tender Offer were announced to the media through the TSE on December 11, 2018, in the manner set forth in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Share Certificates, etc. by Person Other than Issuer (Ordinance of the Ministry of Finance No. 38 of 1990, as amended thereafter; the “Cabinet Officer Order”), in accordance with the provisions of Article 27-13, paragraph 1 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended thereafter; the “Act”).

(3)    Number of Share Certificates, etc. Purchased

Type of share certificates, etc.	(A) Number of Tendered Share Certificates, etc. converted into shares	(B) Number of purchased share certificates, etc. converted into shares
Share Certificates	21,124,111 shares	21,124,111 shares
Certificates of Share Options	—	—
Certificates of Bonds with Share Options	—	—
Trust Beneficiary Certificates for Share Certificates, etc. ( )	—	—
Depositary Receipts for Share Certificates, etc. ( )	—	—
Total	21,124,111 shares	21,124,111 shares
(Total number of potential share certificates, etc.)	—	(—)

(4)    Ownership Ratio of Share Certificates, etc. after the Tender Offer

Number of voting rights represented by share certificates, etc. held by the Offeror before the Tender Offer	548,866 voting rights	(Ownership ratio of share certificates, etc. before the Tender Offer: 67.92%)
Number of voting rights represented by share certificates, etc. held by special related parties before the Tender Offer	0 voting right	(Ownership ratio of share certificates, etc. before the Tender Offer: 0.00%)
Number of voting rights represented by share certificates, etc. held by the Offeror after the Tender Offer	760,107 voting rights	(Ownership ratio of share certificates, etc. after the Tender Offer: 94.07%)
Number of voting rights represented by share certificates, etc. held by special related parties after the Tender Offer	0 voting right	(Ownership ratio of share certificates, etc. after the Tender Offer: 0.00%)
Number of voting rights of all shareholders of the Target Company	798,594 voting rights

Note 1:

The “Number of voting rights represented by share certificates, etc. held by the Offeror before the Tender Offer” and the “Number of voting rights represented by share certificates, etc. held by the Offeror after the Tender Offer” each represent: (i) the number of voting rights represented by the number of Target Company Common Shares held by the Offeror; plus (ii) the number of voting rights (11,376 voting rights) represented by the number of Target Company Common Shares that will be delivered to the Offeror (1,137,656 shares) if the Rights to Demand Acquisition are exercised for all of the Preferred Shares held by the Offeror (Note 5).

Note 2:

The “Number of voting rights represented by share certificates, etc. held by special related parties before the Tender Offer” and the “Number of voting rights represented by share certificates, etc. held by special related parties after the Tender Offer” each represent the total number of voting rights represented by the share certificates, etc. held by special related parties (excluding those excluded from special related parties under Article 3, paragraph 2, item (i) of the Cabinet Office Order in the calculation of ownership ratio of share certificates, etc. under the items of paragraph 1 of Article 27-2 of the Act).

Note 3:

The “Number of voting rights of all shareholders of the Target Company” represents the number of voting rights (on the basis of 100 shares for each unit of shares) of all shareholders as of September 30, 2018 stated in the Financial Statements for the Second Quarter of the 95th Fiscal Period submitted by the Target Company on November 7, 2018. However, since shares less than one unit were also subject to the Tender Offer, the denominator for the calculation of the “Ownership ratio of share certificates, etc. before the Tender Offer” and “Ownership ratio of share certificates, etc. after the Tender Offer” was the number of voting rights (808,058 voting rights) represented by the number of shares calculated as follows (80,805,852 shares): (i) the total issued Target Company Common Shares as of September 30, 2018 stated in the Target Company’s Financial Statements (84,354,273 shares); less (ii) the number of own shares held by the Target Company as of October 22, 2018 (4,686,077 shares) (79,668,196 shares); plus (iii) the number of shares calculated by converting all Preferred Shares to Target Company Common Shares (1,137,656 shares) assuming that all Rights to Demand Acquisition attached to the 1,000,000 Preferred Shares that have been issued as of today were exercised (Note 5).

Note 4:	“Ownership ratio of share certificates, etc. before the Tender Offer” and “Ownership ratio of share certificates, etc. after the Tender Offer” have been rounded to two decimal places.
Note 5:

The terms and conditions of the issuance of Preferred Shares state that the number of Target Company Common Shares to be delivered in consideration of the Rights to Demand Acquisition will be calculated by dividing (i) the total issue price of Preferred Shares submitted by the shareholders holding them to demand acquisition (Note 6), by (ii) the purchase price (any fractional shares less than one share arising in the number of Target Company Common Shares to be delivered are to be rounded down). According to the Target Company, the purchase price as of today is 3,516 yen, which is the purchase price used throughout this press release.

Note 6:	The total issue price of all issued Preferred Shares (1,000,000 shares) is 4 billion yen.

(5)    Calculation in Case of Tender Offer on a Pro Rata Basis

Not applicable.

(6)    Payment Method

(A)    Name and Main Office Address of the Financial Instruments Business Operator, Bank, etc. Settling Payments for Purchase

Nomura Securities Co., Ltd.

1-9-1 Nihonbashi, Chuo-ku, Tokyo

(B)    Date of Commencement of Payment

Monday, December 17, 2018

(C)    Payment Method

Promptly after the expiration of the Tender Offer Period, notice of purchase through the Tender Offer will be mailed to the address of each tendering shareholder, etc. (or such shareholder’s standing agent in the case of a foreign shareholder, etc.).

Purchase will be made in cash. Each tendering shareholder, etc. may receive the proceeds from the sale through the Tender Offer on and after the date of commencement of payment without delay by money transfer or any other method designated by such shareholder, etc. (money transfer fees may apply).

3.    Policies after the Tender Offer and Future Prospects

There are no changes to the policies after the Tender Offer, etc. described in the “Announcement of Commencement of Tender Offer for Shares of DAIKYO INCORPORATED (Securities Code: 8840)” released by the Offeror on October 26, 2018.

The Target Company Common Shares are listed on the First Section of the TSE as of today. However, the Offeror intends to make the Target Company a wholly-owned subsidiary of the Offeror by following a series of procedures after the Tender Offer. If such procedures are followed, the Target Company Common Shares will be delisted through the prescribed procedures in accordance with the TSE’s delisting criteria. The specific procedures to be followed in the future will be announced by the Target Company promptly once decided.

4.    Places Where Copies of the Tender Offer Report Are Made Available for Public Inspection

ORIX Corporation Osaka Headquarters

(ORIX Honmachi Bldg., 1-4-1 Nishi-Honmachi, Nishi-ku, Osaka)

Tokyo Stock Exchange, Inc.

(2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo)

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 38 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2018)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2017 – March 31, 2018.”

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